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SI 03012772 S E COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52271

SEC MAIL PROCESSING RECEIVED FEB 0 5 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUNDIATA CAPITAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 OCEAN PARK BLVD. SUITE 3048
(No. and Street)

SANTA MONICA (City) CA (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEBASTIAN GRANDE (310)664-1556
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEIR AND MEIR, CERTIFIED PUBLIC ACCOUNTANTS
(Name — if individual, state last, first, middle name)

139 SOUTH BEVERLY DR. SUITE 204, BEVERLY HILLS, CA 90212
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-13-03

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, SEBASTIAN GRANDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNDIATA CAPITAL, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALMA D. PHILIPSON
Commission # 1348454
Notary Public - California
Los Angeles County
My Comm. Expires Mar 26, 2006

State of California
County of Los Angeles

[signature]
Notary Public

[signature]
Signature

Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sundiata Capital
Financial Statement
December 31, 2002

MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Sundiata Capital

We have audited the accompanying statement of financial condition of Sundiata Capital (the Company) as of December 31, 2002, and the related statements of income, partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company' s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sundiata Capital at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meir Meir

Beverly Hills, California
January 20, 2003

139 South Beverly Drive, Suite 204 · Beverly Hills, California 90212
Telephone: (310) 274-7541 Facsimile: (310) 274-1015 · Email: meirandmeir@earthlink.net

SUNDIATA CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	12,346
Accrued interest		450
Note Receivable (Note 2)		30,000
Organization cost,		
Less accumulated amortization of $3,673		2,905
TOTAL ASSETS	$	45,701

LIABILITIES AND PARTNERS' EQUITY

Accounts Payable	$	0
TOTAL LIABILITIES		0
Commitments and Contigent Liabilities (Note 3)		
PARTNERS' QUITY		45,701
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	45,701

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF INCOME
DECEMBER 31, 2002

REVENUES		
Interest	$	11,014
TOTAL REVENUES		11,014
EXPENSES:		
Amortization		864
Operation and administrative		6,748
TOTAL EXPENSES		7,612
NET INCOME	$	3,402

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2002

Partners' Capital Balance at January 1, 2002	$	89,299
Net Income		3,402
Capital Contributions (withdrawals)		<47,000>
Partners' Capital Balance at December 31, 2002	$	45,701

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDING DECEMBER 31, 2002

Subordinated liabilities, at January 1, 2002	$	0
Increases		0
Decreases		0
Subordinated liabilities, at December 31, 2002	$	0

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2002

Cash flows from operating activities		
Net Income	$	3,402
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization		864
Decrease in note receivable		45,000
Decrease in accrued interest receivable		2,894
		48,758
Net cash provided <used> by operating activities		52,160
Cash flows from financing activities		
Cash flows from partners' withdrawals		47,000
Net increase <decrease> in Cash and Cash equivalents		5,160
Cash and cash equivalents January 1, 2002		7,186
Cash and cash equivalents December 31, 2002	$	12,346

The accompanying notes are an integral part of these financial statements

SUNDIATA CAPITAL
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2002

Sundiata Capital, a California partnership, was formed on May 8, 1998 under the laws of California. The Company obtained NASD approval as a fully-disclosed broker/dealer which does not hold funds or securities for customers.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002nd revenues and expenses for the period ended December 31, 2002 Actual results could differ from those estimates.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable at December 31, 2002 approximates fair value due to the short maturity of these instruments.

Expense items of a nature which will benefit future periods are charged to the prepaid expense accounts and are amortized over the estimated useful life of the assets.

Property and equipment are stated at cost, net of accumulated depreciation. Additions, renewals, and betterment' s are capitalized whereas expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation of assets retired or sold are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is reflected in income, except for gain or loss on assets traded where it is reflected in the basis of the newly acquired asset.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Plant & Equipment	Straight-line	5 Years
Furniture and fixtures	Straight-line	5 Years

Leasehold improvements are amortized over the term of the lease or the estimated life of improvement, whichever is shorter. Maintenance and minor repairs are charged to operations as incurred.

For financial reporting and income tax purposes the Company provides for income and expenses on the accrual basis of accounting.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. At times such investments may be in excess of the FDIC limit.

NOTE 2: <u>NOTE RECEVIABLE</u>

Note receivable from Dive N' Surf, Inc., a California Corporation, commenced on December 1, 2002, maturity date February 28, 2003, annual interest of 18% paid on maturity date.

NOTE 3: <u>COMMITMENTS AND CONTINGENT LIABILITIES</u>

The Company subleased its operating facilities in Santa Monica, California, from a related party under a lease agreement expired on December 31, 2002.

The rent expense for the year ended December 31, 2002 which amount to $914 was not paid by the company. The lessor has no intention to collect such rent and accordingly this expense is not reflected in the accompanying financial statements.

On December 23, 2002 the Company has entered into a lease agreement with a related party for $70 a month expiring on June 30, 2003.

NOTE 5: <u>INCOME TAXES</u>

No provision has been made for federal and state income taxes, since such taxes are the obligation of the individual partners.

On December 23, 2002 the Company has entered into a lease agreement for $70 a month expiring on June 30, 2003.

NOTE 6: <u>NET CAPITAL REQUIREMENTS</u>

The Company, as a broker-dealer, is required under the provisions of Rule 14c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8 to 1. The basic concept of the Rule is liquidity, its object being to require a broker or dealer to have at all

times sufficient liquid assets to cover its current indebtedness. At December 31, 2002 the Company has net capital, as defined, of $12,346 which is $7,346 in excess of the required minimum capital.

NOTE 7: RESERVE REQUIREMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph k(2)(A) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers accounts and does not otherwise hold funds or securities of customers. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 8: CASH FLOW INFORMATION

For purposes of the statement of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

Net cash used in operating activities reflects cash payments of interest. During the year ended December 31, 2002 the Company did not incur any interest expenses and accordingly no such payments were made.

There were no non-cash transactions excluded from the statement of cash flows.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

SCHEDULE I
SUNDIATA CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

	As Reported Herein	As Originally Reported	Adjustment
Total Partners' Equity	45,701	45,701	0
Non-allowable Assets	33,355	33,355	0
Net Capital before haircuts	12,346	12,346	0
Haircuts on Securities	0	0	0
Net Capital	12,346	12,346	0
Required Net Capital	5,000	5,000	0
Excess Net Capital	7,346	7,346	0

SUNDIATA CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$	- 0 -
Total aggregate indebtedness	**$**	**- 0 -**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	**$**	**7,346**
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	12,346
Percentage of aggregate indebtedness to net capital		0%

SCHEDULE II
SUNDIATA CAPITAL
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

A computation of reserve requirement is not applicable to Sundiata Capital as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

SCHEDULE III
SUNDIATA CAPITAL
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Information relating to possession or control requirements is not applicable to Sundiata Capital as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

SCHEDULE IV
SUNDIATA CAPITAL
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUND IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2002

Information relating to possession or control requirements is not applicable to Sundiata Capital as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

MEIR & MEIR
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
Sundiata Capital

In planning and performing our audit of the financial statements and supplemental schedules of Sundiata Capital (the Company), for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as requires by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management' s authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

139 South Beverly Drive, Suite 204 Beverly Hills, California 90212
Telephone: (310) 274-7541 Facsimile: (310) 274-1015 Email: meirandmeir@earthlink.net

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' s practices and procedures were adequate at December 31, 2002, to meet the SEC' s objectives.

This report is intended solely for the information and use of the partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beverly Hills, California
January 20, 2003

finstmt\sundiata.doc